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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3 - Final Amendment)

                                       and
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3 - Final Amendment)

                                   -----------
                                PINKERTON'S, INC.
                            (Name of Subject Company)
                                  SECURITAS AB
                           SECURITAS ACQUISITION CORP.
                                    (Bidders)
                                   -----------
    Common Stock, Par Value $0.001 Per Share (and Associated Purchase Rights)
                         (Title of Class of Securities)
                                   -----------
                                   723429 10 6
                      (CUSIP Number of Class of Securities)
                       -----------------------------------
                               Mr. Thomas Berglund
                                  Securitas AB
                           Securitas Acquisition Corp.
                        70 Lindhagensplan, P.O. Box 12307
                           S-102 28 Stockholm, Sweden
                            Telephone: 46 8 657 74 00

                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications
                            on Behalf of the Bidder)
                                 With a copy to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                            Telephone: (212) 728-8000




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                                  14D-1 and 13D

CUSIP NO. 723429 10 6

1.    NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Securitas Acquisition Corp.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)      [    ]
       (b)      [    ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(e) OR 2(f) [   ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      12,157,501

8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES [   ]

9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      99.3%

10.   TYPE OF REPORTING PERSON

      CO





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                                  14D-1 and 13D

CUSIP NO. 723429 10 6

1.     NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Securitas AB

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)      [    ]
        (b)      [    ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS

       BK

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(e) OR 2(f) [   ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Sweden

7.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,157,501

8.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [  ]

9.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       99.3%

10.    TYPE OF REPORTING PERSON

       CO







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         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement") filed with the Securities and Exchange Commission on February 26, 1999 by Securitas AB, a Swedish corporation ("Securitas"), and Securitas Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Securitas ("Purchaser"), and amended by Amendment No. 1 filed on March 11, 1999 and Amendment No. 2 filed on March 18, 1999. The Statement relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and, together with the Company Common Stock, the "Shares"), of Pinkerton's, Inc., a Delaware corporation (the "Company"), at $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 1999 (as amended or supplemented, the "Offer to Purchase"), a copy of which is attached to the Statement as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached to the Statement as Exhibit
(a)(2) (which, as amended or supplemented from time to time, together constitute the "Offer").

         The Statement is also a Statement on Schedule 13D of Securitas and Purchaser. This Amendment No. 3 also constitutes Amendment No. 3 to such
Schedule 13D.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The information set forth in Item 6 of the Statement is hereby amended and supplemented by amending and supplementing "Section 9-Certain Information Concerning Purchaser and Securitas" of the Offer to Purchase as follows:

         The Offer expired at 12:00 Midnight, New York City time, on Thursday, March 25, 1999. Based on information provided by the Depositary, 12,157,501 Shares or 99.3% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 99,035 Shares tendered by means of guaranteed delivery) at the expiration of the Offer. Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer. On March 26, 1999, Securitas issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

         Securitas and Purchaser intend to complete the acquisition of the remaining Shares by promptly merging Purchaser with and into the Company in accordance with Delaware's short form merger provisions.

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

         The list of exhibits in Item 11 of the Statement is hereby amended and supplemented by adding the following exhibit:

        (a)(9)    Press Release of Securitas, dated March 26, 1999.





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                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     March 26, 1999

                                              SECURITAS ACQUISITION CORP.

                                              By:  /s/ Hakan Winberg
                                              -------------------------------
                                              Name: Hakan Winberg
                                              Title: Vice President


                                              SECURITAS AB

                                              By:  /s/ Hakan Winberg
                                              --------------------------------
                                              Name: Hakan Winberg
                                              Title: Executive Vice President
                                                     and Chief Financial Officer







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                                INDEX TO EXHIBITS

Exhibit                                                     Sequential Page No.
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(a)(9)   Press Release of Securitas, dated March 26, 1999.

























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